                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                             JLM INDUSTRIES, INC.
                             --------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                  46621D 10 3
                                  -----------
                                 (CUSIP Number)

                           Nelson T. Castellano, Esq.
                            Trenam, Kemker, Scharf,
                         Barkin, Frye, O'Neill & Mullis
                               2700 Barnett Plaza
                              Tampa, Florida 33602

                                  813-223-7474
                                  ------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                               December 29, 1997
                               -----------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                 NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 8 Pages)

                                  SCHEDULE 13D


CUSIP No. 46621D 10 3                          Page    2      of    8    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)

          Irrevocable Trust created under agreement dated December 15, 1995 between John Macdonald as Grantor and Maxwell Stolzberg as Trustee
          ---------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------
  (3)     SEC Use Only

          ---------------------------------------------------------------------
  (4)     SOURCE OF FUNDS*

          Not Applicable
          ---------------------------------------------------------------------
  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [   ]
          ---------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          Florida Irrevocable Trust
          ---------------------------------------------------------------------
                       (7)     Sole Voting Power
  Number of                         -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                         4,146,608
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                        -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                   4,146,608
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

             4,146,608
          ---------------------------------------------------------------------
 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)

            58.4%
          ---------------------------------------------------------------------
 (14)     Type of Reporting Person*

            OO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No. 46621D 10 3                          Page    3      of    8    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)

          Maxwell Stolzberg as Trustee of the Irrevocable Trust
          ---------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------
  (3)     SEC Use Only

          ---------------------------------------------------------------------
  (4)     SOURCE OF FUNDS*

          Not Applicable
          ---------------------------------------------------------------------
  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [   ]
          ---------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          U.S.A.
          ---------------------------------------------------------------------
                       (7)     Sole Voting Power
  Number of                         -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                         4,149,608
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                        -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                   4,149,608
                       --------------------------------------------------------
 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

             4,149,608
          ---------------------------------------------------------------------
 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)

            58.5%
          ---------------------------------------------------------------------
 (14)     Type of Reporting Person*

            IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No. 46621D 10 3                          Page    4      of    8    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)

          John L. Macdonald
          ---------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------
  (3)     SEC Use Only

          ---------------------------------------------------------------------
  (4)     SOURCE OF FUNDS*

          Not Applicable
          ---------------------------------------------------------------------
  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [   ]
          ---------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          U.S.A.
          ---------------------------------------------------------------------
                       (7)     Sole Voting Power
  Number of                         -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                         4,146,908
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                        -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                   4,146,908
                       --------------------------------------------------------
 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

             4,146,908
          ---------------------------------------------------------------------
 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)

            58.4%
          ---------------------------------------------------------------------
 (14)     Type of Reporting Person*

            IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

SCHEDULE 13D                                                  PAGE 5 OF 8 PAGES


ITEM 1.       SECURITY AND ISSUER.

     This Statement relates to shares of JLM Industries, Inc.'s (the "Issuer"), common stock, par value $.01 per share (the "Common Stock"). The address of the principal executive office of the Issuer is 8675 Hidden River Parkway, Tampa, Florida 33637.

ITEM 2.       IDENTITY AND BACKGROUND.

     This Statement is filed on behalf of (1) Irrevocable Trust created under agreement dated December 15, 1995 between John Macdonald as Grantor and Maxwell Stolzberg as trustee (the "Irrevocable Trust"), (2) Maxwell Stolzberg as Trustee of the Irrevocable Trust (the "Trustee") and (3) John L. Macdonald as beneficiary of the Irrevocable Trust. This Statement is filed as a result of the Irrevocable Trust becoming the record owner of 4,146,608 shares of the Common Stock.

     Set forth below is background information about the Irrevocable Trust, the Trustee and Mr. Macdonald including information as to (a) the name, (b) address, (c) principal business or occupation and (d) citizenship or state or other place of organization. The Irrevocable Trust, the Trustee and Mr. Macdonald during the last five years, (1) have not been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors) and (2) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

     (1)         The Irrevocable Trust

         (a) Irrevocable Trust created under agreement dated December 15, 1995 between John Macdonald as Grantor and Maxwell Stolzberg as trustee.

         (b)     460 Park Avenue
                 New York, New York  10022

         (c) The Irrevocable Trust was formed to hold title to and control the disposition of assets placed in the Irrevocable Trust by its grantor, Mr. Macdonald, from time to time, and to facilitate financial planning activities of Mr. Macdonald.

         (d)     Florida


     (2)         The Trustee

         (a) Maxwell Stolzberg, as trustee of the Irrevocable Trust created under agreement dated December 15, 1995 between John Macdonald as Grantor and Maxwell Stolzberg as trustee

         (b)     460 Park Avenue
                 New York, New York  10022

SCHEDULE 13D                                                  PAGE 6 OF 8 PAGES

         (c) Attorney - Mezan, Stolzberg & Schwartzman, P.C., 460 Park Avenue, New York, New York, 10022.

         (d)     U.S.A.


     (3)         John L. Macdonald

         (a)     John L. Macdonald

         (b)     8675 Hidden River Parkway
                 Tampa, Florida  33637

         (c) Chief Executive Officer and President of JLM Industries, Inc., 8675 Hidden River Parkway, Tampa, Florida 33637, a marketer and distributor of certain commodity chemicals.

         (d)     U.S.A.


ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable. See "Purpose of Transaction"


ITEM 4.       PURPOSE OF TRANSACTION.

     On or about December 29, 1997, Mr. Macdonald contributed 4,146,608 shares of the Common Stock to the Irrevocable Trust. The Irrevocable Trust was formed in 1995 to hold title to and control the disposition of assets placed in the Irrevocable Trust by its grantor, Mr. Macdonald from time to time, and to facilitate financial planning activities of Mr. Macdonald.

     It is anticipated that in the near future, the Trustee will either distribute to Mr. Macdonald substantially all of the assets held by the Irrevocable Trust or terminate the Irrevocable Trust with the result that Mr. Macdonald will be the direct beneficial owner of the shares of Common Stock held by the Irrevocable Trust. Except as previously noted, at the time of the acquisition of the shares of the Common Stock, the Irrevocable Trust, the Trustee and Mr. Macdonald had, and at the present time, the Irrevocable
Trust, the Trustee and Mr. Macdonald continue to have, no independent plans or proposals of the type specified in paragraphs (a) through (j) of Item 4 of the Schedule 13D Instructions.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

     The Irrevocable Trust was formed and is managed under the terms of an Irrevocable Trust Agreement dated December 15, 1995 between John L. Macdonald as Grantor and Maxwell Stolzberg as Trustee (the "Irrevocable Trust Agreement"). Under the terms of the Irrevocable Trust Agreement, John L. Macdonald is the sole beneficiary and Maxwell Stolzberg is the sole trustee.

SCHEDULE 13D                                                  PAGE 7 OF 8 PAGES

     The Irrevocable Trust Agreement provides that the term of the Irrevocable Trust shall be 45 days, which term shall continue to automatically renew for additional 45 day terms unless the beneficiary shall otherwise provide by written notice to the Trustee at least 30 days prior to the end of the then current 45 day term. Upon termination of the Irrevocable Trust, the assets of the Irrevocable Trust are to be distributed to the beneficiary.

     Under the terms of the Irrevocable Trust Agreement, the Trustee has the full and exclusive right and power to vote and dispose of all shares of the Common Stock held by the Irrevocable Trust. However, as a result of Mr. Macdonald's right to terminate the Irrevocable Trust and acquire beneficial ownership of the shares of Common Stock held by the Irrevocable Trust by providing a written notice at certain specified times, Mr. Macdonald and the Trustee may be deemed to share voting and investment control with respect to the shares of Common Stock held by the Irrevocable Trust.

     In addition to the 4,146,608 shares of Common Stock held by the Irrevocable Trust, the Trustee is deemed to have shared voting and investment control with respect to an additional 3,000 shares of Common Stock owned directly by the Trustee's wife and Mr. Macdonald is deemed to have shared voting and investment control with respect to an additional 300 shares of Common Stock owned directly by Mr. Macdonald's wife.

     The aggregate number shares of Common Stock deemed to be beneficially owned by the Irrevocable Trust, the Trustee and Mr. Macdonald represented 58.5% of the total outstanding shares of the Common Stock at November 12, 1997.

     On or about December 26, 1997, in a separate transaction, Mr. Macdonald gifted 58,000 shares of Common Stock to a charitable foundation.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         1. Irrevocable Trust Agreement dated December 15, 1995 between John L. Macdonald as Grantor and Maxwell Stolzberg as Trustee


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1. Pages 1-4 of the Irrevocable Trust Agreement dated December 15, 1995 between John L. Macdonald as Grantor and Maxwell Stolzberg as Trustee (regarding term of Irrevocable Trust and trustee's powers)

SCHEDULE 13D                                                  PAGE 8 OF 8 PAGES





                                   SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  January 20, 1998


                                        IRREVOCABLE TRUST CREATED UNDER
                                        AGREEMENT DATED DECEMBER 15, 1995
                                        BETWEEN JOHN MACDONALD AS GRANTOR
                                        AND MAXWELL STOLZBERG AS TRUSTEE.


                                        By:  /s/  Maxwell Stolzberg
                                            --------------------------------
                                            Maxwell Stolzberg, Trustee


                                        /s/  Maxwell Stolzberg
                                        ------------------------------------
                                             Maxwell Stolzberg, Trustee


                                        /s/  John L. Macdonald
                                        ------------------------------------
                                             John L. Macdonald

                                 EXHIBIT INDEX

Exhibit
Number   Description
-------  -----------

1. Pages 1-4 of the Irrevocable Trust Agreement dated December 15, 1995 between John L. Macdonald as Grantor and Maxwell Stolzberg as Trustee (regarding term of Irrevocable Trust and trustee's powers)